FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May 2012

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated May 23, 2012, announcing Registrant’s financial results for the first quarter 2012.

We consent to the incorporation by reference in the Registration Statements on Form F-3 (Registration Nos. 333-160683 and No. 333-174142) and the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-123410, 333-132649, 333-158476 and 333-180552).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated May 23, 2012	By:	/s/ Alon Levy
Alon Levy
Corporate Secretary

Gilat Satellite Networks Ltd. 21 Yegia Kapayim St., Kiryat Arye Petah Tikva 49130, Israel Tel: (972) 3 925-2000 Fax: (972) 3 925-2222 www.gilat.com
Press Release

 Gilat Announces First Quarter 2012 Results

Petah Tikva, Israel – May 23, 2012 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the first quarter ended March 31, 2012.

Revenues for the first quarter of 2012 were $76.6 million, compared to $80.0 million for the same period in 2011. On a GAAP basis, operating loss for the first quarter of 2012 was $2.6 million compared to an operating income of $0.8 million in the first quarter of 2011. Net loss for the first quarter of 2012 was $3.1 million, or $0.07 per diluted share, compared to net income of $0.4 million, or $0.01 per diluted share, in the first quarter of 2011.

Gross margin for the first quarter of 2012 was approximately 32% compared to approximately 36% in the comparable period in 2011.

On a non-GAAP basis, operating loss for the first quarter of 2012 was $0.3 million compared to an operating income of $3.9 million in the first quarter of 2011. On a non-GAAP basis, net loss for the period was $0.8 million, or $0.02 per diluted share, compared to net income of $2.6 million, or $0.06 per diluted share, in the comparable period in 2011.

EBITDA for the first quarter of 2012 reached $3.0 million compared with $8.0 million in the comparable period in 2011.

“Our Commercial division continued to perform well with several important contract wins in the first quarter,” said Erez Antebi, Gilat’s Chief Executive Officer. “While our financial performance was impacted by the implementation timing of specific contracts in our Services division, as well as lower than expected revenues in our Defense division, we remain confident in our strategic direction and positioning in the growing Ka-band market, and as a provider of on-the move solutions for the defense industry.”

Key Recent Announcements:

-	Introduction by Spacenet of the Connect Series of network services, a tiered set of managed services that helps clarify and simplify network operations outsourcing for large multi-site networks;

-	Selection by a Tier-1 Mobile Network Operator (MNO) in South East Asia to provide a SkyEdge II network for GSM and 3G cellular backhaul;

-	Successful completion of a dedicated project for satellite-based web connectivity to support Russia's national presidential elections held March 4, 2012;

-	Selection of SkyEdge II VSAT network by Mexico's largest commercial television broadcaster Grupo Televisa, S.A.B., for Televisa’s private communication network across Mexico;

-	Introduction by Gilat subsidiary Wavestream of a new 80W X-band Matchbox solid state power amplifier to address the needs of military and government applications;

-	Launch of SkyEdge II Accent Dual Waveform VSAT, featuring a dual SCPC/TDMA return channel;

-	Selection by JSC NURSAT, one of Kazakhstan’s national satellite service providers, to deploy a broadband satellite IP network based on Gilat’s advanced Sky Edge II System;

-	Supply and development agreement signed with O3b Networks Limited for Ka-band infrastructure for VSAT services;

-	Extension of services agreement for the Colombian Ministry of Information Technology and Communications for an additional nine-month period valued at approximately $16 million.

Conference Call and Webcast Details:
Gilat management will host a conference call today at 13:30 GMT/09:30 EST/16:30 IDT to discuss the results. International participants are invited to access the call at (972) 3-918-0650, and US-based participants are invited to access the call by dialing (888) 281-1167. The results presentation may be accessed prior to the conference call via Webcast through the Company's website at www.gilat.com.

A replay of the conference call will be available beginning at approximately 16:00 GMT/12:00 EST/19:00 IDT today, until 16:00 GMT/12:00 EST/19:00 IDT May 25, 2012.  International participants are invited to access the replay at (972) 3-925-5921, and US-based participants are invited to access the replay by dialing (888) 295-2634. A replay of the call may also be accessed as a webcast via Gilat’s website at www.gilat.com and will be archived for 30 days.

Notes:

(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat's EBITDA before the impact of non-cash share-based payment charges, depreciation and amortization, other income and other costs related to acquisition transactions. Non-GAAP presentations of net income, EBITDA and earnings per share are provided to enhance the understanding of the Company's historical financial performance and comparability between periods.

(2) Operating income before depreciation, amortization, non-cash stock option expenses as per ASC 718 (formerly SFAS 123(R)) and other costs related to acquisition transactions ('EBITDA') is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company's Operating income and EBITDA is presented in the attached summary financial statements.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in the United States, Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Contact:
Rob Fink, KCSA
Rfink@kcsa.com
1 (212) 896 1206

Josh Dver, KCSA
Jdver@kcsa.com
1 (212) 896 1239

David Leichner
Gilat Satellite Networks Ltd.
davidle@gilat.com
(972) 3 925 2321

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
US dollars in thousands

	March 31,	December 31,
	2012	2011
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	35,569	56,231
Short-term restricted cash	4,743	7,034
Restricted cash held by trustees	10,962	1,549
Trade receivables, net	59,730	51,654
Inventories	34,031	31,933
Other current assets	27,659	25,767
Total current assets	172,694	174,168

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	1,955	2,025
Severance pay fund	9,897	9,722
Long-term trade receivables, receivables in respect of capital
leases and other receivables	18,722	20,219
Total long-term investments and receivables	30,574	31,966

PROPERTY AND EQUIPMENT, NET	99,536	100,926

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	47,946	49,927

GOODWILL	89,691	89,691

TOTAL ASSETS	440,441	446,678

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
US dollars in thousands

	March 31,	December 31,
	2012	2011
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	2,555	2,971
Current maturities of long-term loans and convertible notes	19,088	19,092
Trade payables	23,305	25,477
Accrued expenses	21,704	25,609
Short-term advances from customer, held by trustees	7,206	1,551
Other current liabilities	37,920	36,764

Total current liabilities	111,778	111,464

LONG-TERM LIABILITIES:
Accrued severance pay	9,521	9,445
Long-term loans, net	36,268	40,353
Other long-term liabilities	24,445	25,341

Total long-term liabilities	70,234	75,139

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	1,888	1,882
Additional paid in capital	867,597	867,100
Accumulated other comprehensive income	1,451	539
Accumulated deficit	(612,507)	(609,446)

Total equity	258,429	260,075

TOTAL LIABILITIES AND EQUITY	440,441	446,678

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

		Three months ended			Three months ended
		31 March 2012			31 March 2011
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	76,607	-	76,607	80,027	-	80,027
Cost of revenues	52,318	(1,638)	50,680	50,967	(2,260)	48,707
Gross profit	24,289	1,638	25,927	29,060	2,260	31,320
	32%		34%	36%		39%
Research and development expenses:
Expenses incurred	8,220	(54)	8,166	8,867	(55)	8,812
Less - grants	457	-	457	471	-	471
	7,763	(54)	7,709	8,396	(55)	8,341
Selling and marketing expenses	11,154	(314)	10,840	11,073	(328)	10,745
General and administrative expenses	7,952	(292)	7,660	8,656	(282)	8,374
Costs related to acquisition transactions	-	-	-	156	(156)	-
Operating income (loss)	(2,580)	2,298	(282)	779	3,081	3,860
Financial expenses, net	(458)	-	(458)	(676)	-	(676)
Other income	-	-	-	949	(949)	-
Income (loss) before taxes on income	(3,038)	2,298	(740)	1,052	2,132	3,184
Taxes on income	23	-	23	612	-	612
Net income (loss)	(3,061)	2,298	(763)	440	2,132	2,572

Basic net earnings (loss) per share	(0.07)		(0.02)	0.01		0.06
Diluted net earnings (loss) per share	(0.07)		(0.02)	0.01		0.06

Weighted average number of shares used in
computing net earnings (loss) per share:
Basic	41,230		41,230	40,746		40,746
Diluted	41,230		41,230	42,136		43,012

(1)
Adjustments reflect the effect of non-cash stock options expenses as per SFAS123R, costs related to acquisition transactions,amortization of intangible assets related to acquisition transactions and other income.

	Three months ended	Three months ended
	31 March 2012	31 March 2011
Non-cash stock-based compensation expenses:
Cost of Revenues	66	80
Research and development	54	55
Selling and marketing	85	94
General and administrative	292	282
	497	511

Amortization of intangible assets related to acquisition transactions:
Cost of Revenues	1,572	2,180
Selling and marketing	229	234
	1,801	2,414

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Three months ended
	March 31,
	2012	2011
	Unaudited	Unaudited

Revenues	76,607	80,027
Cost of revenues	52,318	50,967
Gross profit	24,289	29,060
Research and development expenses:
Expenses incurred	8,220	8,867
Less - grants	457	471
	7,763	8,396
Selling and marketing expenses	11,154	11,073
General and administrative expenses	7,952	8,656
Costs related to acquisition transactions	-	156
Operating income (loss)	(2,580)	779
Financial expenses, net	(458)	(676)
Other income	-	949
Income (loss) before taxes on income	(3,038)	1,052
Taxes on income	23	612
Net income (loss)	(3,061)	440

Basic net earnings (loss) per share	(0.07)	0.01
Diluted net earnings (loss) per share	(0.07)	0.01

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	41,230	40,746
Diluted	41,230	42,136

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Three months ended
	March 31,
	2012	2011
	Unaudited	Unaudited

Cash flows from operating activities:
Net income (loss)	(3,061)	440
Adjustments required to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	5,038	6,572
Stock-based compensation related to employees	497	511
Accrued severance pay, net	(99)	(63)
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	(247)	(20)
Exchange rate differences on long-term loans	160	402
Capital loss from disposal of property and equipment	(6)	25
Deferred income taxes	(178)	455
Decrease (increase) in trade receivables, net	(7,925)	825
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	270	(12,227)
Increase in inventories	(3,264)	(1,169)
Increase (decrease) in trade payables	(2,186)	870
Increase (decrease) in accrued expenses	(3,906)	312
Increase (decrease) in advances from customer, held
by trustees, net	5,655	(1,004)
Increase in other accounts payable and other long term liabilities	962	2,341
Net cash used in operating activities	(8,290)	(1,730)

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Three months ended
	March 31,
	2012	2011
	Unaudited	Unaudited
Cash flows from investing activities:
Purchase of property and equipment	(1,035)	(1,876)
Investment in restricted cash held by trustees	(13,238)	-
Proceeds from restricted cash held by trustees	4,059	1,016
Investment in restricted cash (including long-term)	(5,749)	(11,076)
Proceeds from restricted cash (including long-term)	8,128	6,868
Purchase of intangible asset	(9)	(13)
Net cash used in investing activities	(7,844)	(5,081)

Cash flows from financing activities:
Issuance of restricted stock units and exercise of stock options	6	6
Short-term bank credit, net	(417)	(942)
Repayment of long-term loans	(4,248)	(274)
Net cash used in financing activities	(4,659)	(1,210)

Effect of exchange rate changes on cash and cash equivalents	131	32

Decrease in cash and cash equivalents	(20,662)	(7,989)

Cash and cash equivalents at the beginning of the period	56,231	57,238

Cash and cash equivalents at the end of the period	35,569	49,249

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Three months ended
	March 31,
	2012	2011
	Unaudited	Unaudited

Operating income (loss)	(2,580)	779
Add:
Non-cash stock-based compensation expenses	497	511
Costs related to acquisition transactions	-	156
Deprecation and amortization	5,038	6,572
EBITDA	2,955	8,018